MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of
Maybank IBG Holdings Limited)
(S.E.C. File No. 8-43264)

Financial Statements and Supplementary Schedules
And
Report of Independent Registered Public Accounting Firm

December 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43264

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Maybank Securities USA Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 11th Floor

(No. and Street)

New York	NY	10021
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phyllis Chin	212-751-4422	Pchin@maybank-keusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Hoberman & Lesser CPAs, LLP

(Name – if individual, state last, first, middle name)

252 West 37th Street, Suite 600E	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/20/2003	694
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Phyllis Chin, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Maybank Securities USA Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition. (Statement of Net Liabilities in Liquidation)

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☒ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Index
December 31, 2022

Page(s)

HOBERMAN & LESSER

CPAs · ADVISORS · SOLUTIONS

252 West 37th Street, Suite 600 E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Maybank Securities USA Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of net liabilities in liquidation of Maybank Securities USA Inc. (the "Company") as of December 31, 2022, the related statement of changes in net liabilities in liquidation for the period October 1 to December 31, 2022, statement of operations from January 1, 2022 to September 30, 2022, subordinated loan for the year ended December 31, 2022, the statement of changes in stockholder's equity (deficit) for the period January 1 to September 30, 2022, and cash flows for the period January 1 to September 30, 2022, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the net liabilities in liquidation of the Company as of December 31, 2022, the statement of changes in net liabilities in liquidation from October 1, 2022 through December 31, 2022, the results of its operations from January 1, 2022 to September 30, 2022, and its cash flows for the period from January 1, 2022 to September 30, 2022 in conformity with accounting principles generally accepted in the United States of America on the bases described below.

Basis of accounting

As discussed in Note 1 to the financial statements, the stockholder of the Company approved the Plan of Liquidation and Dissolution on September 26, 2022, and the Company determined to close the business by April 2023. As a result, the Company changed its basis of accounting on September 30, 2022 from the going concern basis to the liquidation basis.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c 3-1 of Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's man agement. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Computation of

Net Capital under Rule 15c 3-1 of Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hoberman + Lesser CPA's, LLP

We have served as Maybank Securities USA Inc.'s auditor since 2019.

New York, New York
March 24, 2023

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Statement of Net Liabilities in Liquidation
As of December 31, 2022
(Expressed in United States Dollars)

ASSETS

Cash	$	1,361,164
Clearing deposit		1,002,472
Receivable from clearing brokers		115,445
Receivable from affiliate		6,466
Other receivables		8,977
Total assets	$	2,494,524

LIABILITIES AND NET LIABILITIES IN LIQUIDATION

Liabilities

Accounts payable and other liabilities	$	134,452
Payable to affiliates		135,311
Estimated disposal and other liquidation costs to be incurred		1,041,864
Estimated operating costs and expenses to be incurred during liquidation basis		160,611
Paycheck Protection Program loan		253,035
Operating lease liability		498,399
Subordinated loan		4,200,000
Total liabilities		6,423,672
Net liabilities in liquidation	$	(3,929,148)

The accompanying notes are an integral part of these financial statements.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Statement of Changes in Net Liabilities in Liquidation
For the Period October 1 to December 31, 2022
(Expressed in United States Dollars)

Total shareholder's deficit as of September 30, 2022	$	(3,175,711)
Liquidation basis adjustments:		
To accrue liquidation costs		(1,041,864)
To reduce assets to estimated realization values		(1,008,703)
To reduce liabitilites to estimated settlement amounts		543,692
To accrue estimated gross operating loss		2,423,438
Capital contributions		(1,670,000)
Total changes		(753,437)
Net liabilities in liquidation, at December 31, 2022	$	(3,929,148)

The accompanying notes are an integral part of these financial statements.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Statement of Operations
For the Period January 1 to September 30, 2022
(Expressed in United States Dollars)

Revenues		
Brokerage commissions (net of foreign withholding tax of $63,057)	$	2,243,726
Research fees		141,332
Research services - affiliate		29,128
Placement commission		2,172
Sundry income		6,750
Interest income		2,344
Total revenues		2,425,452
Expenses		
Compensation and employee benefits		2,227,086
Commissions and execution fees		1,119,139
Occupancy and equipment		328,113
Communications/information services		222,434
Professional fees		91,475
Research and operational fees - affiliate		46,885
Marketing, travel and entertainment		28,400
Interest expense		112,473
Other		33,198
Total expenses		4,209,203
Net loss for the period January 1 to September 30, 2022	$	(1,783,751)

The accompanying notes are an integral part of these financial statements.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Statement of Subordinated Loan
For the Year Ended December 31, 2022
(Expressed in United States Dollars)

Balance, January 1, 2022	$	4,200,000
Increases		-
Balance, December 31, 2022	$	4,200,000

The accompanying notes are an integral part of these financial statements.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Statement of Changes in Stockholder's Equity (Deficit)
For the Period January 1 to September 30, 2022
(Expressed in United States Dollars)

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Shareholder's equity (deficit) at January 1, 2022	$ 10	$ 27,753,990	$ (30,175,960)	$ (2,421,960)
Capital contributions	-	1,030,000	-	1,030,000
Net loss through September 30, 2022	-	-	(1,783,751)	(1,783,751)
Shareholder's equity (deficit) at September 30, 2022	$ 10	$ 28,783,990	$ (31,959,711)	$ (3,175,711)

The accompanying notes are an integral part of these financial statements.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Statement of Cash Flows
For the Period January 1 to September 30, 2022
(Expressed in United States Dollars)

Cash flows used in operating activities	
Net loss	$ (1,783,751)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	32,114
Non-cash lease expense	10,103
Changes in operating assets and liabilities:	
Receivable from clearing brokers	59,623
Receivable from affiliate	4,055
Other receivables	8,473
Clearing deposits	(2,275)
Accounts payable and other liabilities	(261,147)
Payable to affiliate	74,323
Accrued compensation	143,947
Net cash used in operating activities	(1,714,535)
Cash flows used in investing activities	
Purchase of fixed assets	(5,000)
Net cash used in investing activities	(5,000)
Cash flows provided by financing activities	
Additional paid in capital	1,030,000
Loan from affiliate	105,000
Net cash provided by financing activities	1,135,000
Net decrease in cash	(584,535)
Cash at January 1, 2022	1,077,983
Cash at September 30, 2022	$ 493,448
Supplemental disclosure of cash flow information,	
Cash paid during the period January 1 to September, 2022, for interest expense	$ 112,473
Cash paid during the period January 1 to September, 2022, for operating lease	$ 149,972

The accompanying notes are an integral part of these financial statements.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Notes to the Financial Statements
December 31, 2022

1.   **GENERAL BUSINESS**

Maybank Securities USA Inc. (the "Company"), is a wholly owned subsidiary of Maybank IBG Holdings Limited, a Singapore Registered Corporation (the "Parent"). The ultimate owner of the Company is Malayan Banking Berhad, a Malaysia registered corporation publicly traded on the Kuala Lumpur Stock Exchange – Bursa Saham Kuala Lumpur. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation (SIPC). The Company introduces United States institutional investors to its foreign brokerage affiliates for the execution of transactions in securities listed on securities exchanges in Southeast Asia. The Company acts as a chaperoning broker-dealer pursuant to SEC Rule 15a-6 for foreign affiliated and non-affiliated broker-dealers. The Company is in compliance with Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). The Company is approved to offer Introduced Prime Brokerage services to Institutional customers, but ceased prime brokerage operations during 2021.

The Company facilitates U.S. institutional clients transactions on the securities exchanges of Singapore, Korea, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, Taiwan, Japan, Vietnam, Sri Lanka, Pakistan, Bangladesh, India, Australia and New Zealand. All transactions are on a delivery and/or receipt versus payment basis. The Company's results of operations and financial condition are affected by general trends in the Asian economy and financial markets.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

In 2022, Maybank Investment Banking Group ("MIBG") undertook a strategic review and streamlining of its business. In September 2022, the Board of MIBG (the "Board") resolved to cease its operations based in New York and close the Company.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and the liquidation basis of accounting effective October 1, 2022.

Liquidation Basis of Accounting
Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification 205-30 Financial Statement Presentation, Liquidation Basis of Accounting ("ASC 205-30"), the liquidation basis of accounting is required when liquidation is deemed imminent. Under ASC 205-30 assets are valued at their net realizable values and liabilities are stated at their estimated settlement amounts. The Company must also estimate settlement amounts of liabilities, and estimate revenue and operating expenses projected during liquidation. The conversion from the going-concern basis to the liquidation basis of accounting required management to make significant estimates and judgements, which could differ materially from the estimated amounts.

Plan of Liquidation
On September 26, 2022 the Board approved the plan of liquidation. The Company's basis of accounting changed from the going-concern basis to the liquidation basis effective October 1, 2022 in accordance with U.S. GAAP. Activity between September 26, 2022 and October 1, 2022 was not material, accordingly, October 1, was used as a practical expedient.

Liabilities are expected to be settled in full with vendors, current and terminated employees. Tangible assets are not expected to be sold, however, if sold the Company expects cash proceeds to be minimal. Remaining cash will be distributed to the Parent. The Company expects to complete its liquidation by April 2023.

Revenue Recognition
The Company acts as a chaperoning broker-dealer to introduce its customers to foreign broker-dealers to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the foreign or US broker-dealers fill the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company makes financial research reports available to its customers at no cost throughout the year. Under the provisions of MiFID II, the customers decide when and how much to pay for this complimentary service. The Company believes the date a customer informs the Company to bill for the service is the appropriate point to recognize revenue, because that is when their performance obligation is satisfied and the pricing is defined and the benefit of information contained within the reports is available for the customers.

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP and the liquidation basis of accounting requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds. The carrying amount of the Company's financial instruments approximates fair value due to the relative short-term nature of such instruments. Our other financial assets and financial liabilities have fair values that approximate their carrying values.

Leasehold Improvements and Fixed Assets
Prior to the adoption of liquidation basis of accounting, the Company accounted for leasehold improvements and fixed assets are stated at cost less accumulated depreciation and amortization. Additions, renovations, and leasehold improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.

Under the liquidation basis of accounting, all leasehold improvements were fully amortized and all fixed assets were fully depreciated at the date of liquidation. The Company does not expect to receive cash proceeds or other consideration for its leasehold improvements and fixed assets.

Leases
Prior to the adoption of liquidation basis of accounting, the Company accounted for operating leases as described below. Under the liquidation basis of accounting, the Company valued operating lease right-of-use ("ROU") asset at zero as it does not expect to receive cash proceeds or other consideration for the ROU asset.

The Company determines if an arrangement is a lease at inception. Operating leases are included in ROU assets, and operating lease liabilities in our statement of final condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, and generally use the Company's transfer pricing rate at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Income Taxes
The Company accounts for income taxes in accordance with FASB Accounting Standards Codification 740 Income Taxes ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future (based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income). Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company follows the provisions of accounting for uncertain tax positions, which prescribes a recognition threshold and measurement attribute for the financial statement impact of a tax position taken or expected to be taken on a tax return. It also provides guidance on the recognition, classification, recording of interest and penalties, and requires certain disclosures. The Company has no uncertain tax position at the present time. Further, the Company's policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of December 31, 2022.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Notes to the Financial Statements
December 31, 2022

3.   RELATED-PARTY TRANSACTIONS

The Company acts as a chaperoning broker-dealer for a number of affiliated foreign broker-dealers (8 foreign non-US registered entities: Indonesia, India, Hong Kong, Malaysia, Philippines, Singapore, Thailand, Vietnam) in certain transactions with institutional clients pursuant to SEC Rule 15(a)-6 and earns commission income.

The Company executed and settled trades through its affiliated foreign brokers. Commission income net of commission and execution fees are collected by, Maybank Kim Eng Securities Pte Ltd. ("MKES"), a company related by common ownership, and remitted monthly to the Company. MKES also receives commissions generated from trades in Taiwan and Korea executed and settled by the non-affiliated foreign brokers and remits it to the Company.

Brokerage commissions collected by affiliated foreign brokers on behalf of the Company and commissions and execution fees paid to affiliated foreign brokers were as follows for the nine months ended September 30, 2022, and included in the Statement of Operations:

	Affiliated foreign brokers	Non-affiliated foreign brokers	Non-affiliated U.S. brokers	Total for the nine months ended September 30, 2022
Brokerage commissions	$ 1,389,308	$ 531,921	$ 322,497	$ 2,243,726
Commissions and execution fees	$ 678,766	$ 378,814	$ 61,559	$ 1,119,139

As of December 31, 2022, receivable from affiliate of $6,466 represented the net amount due from MKES. Included in receivable from clearing brokers was $6,082 due from affiliated foreign brokers through MKES.

Estimated and actual amounts for the period October 1 to the end of liquidation and included in the included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation were:

Research fees paid to Maybank Kim Eng Research Pte Ltd, a company related by common ownership, is included in research and operational fees - affiliates. The Company provides research services to the same affiliate. Amounts for the nine months to September 30, 2022 are included in the Statement of Operations. Amounts for the period October 1 to December 30, 2022, are included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation.

	Affiliated foreign brokers	Non-affiliated foreign brokers	Non-affiliated U.S. brokers	Total for the period October 1, 2022 to end of liquidation
Brokerage commissions	$ 272,756	$ 104,528	$ 97,547	$ 474,831
Commissions and execution fees	$ 145,576	$ 77,312	$ 25,928	$ 248,816

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Notes to the Financial Statements
December 31, 2022

In addition, operational service fees of $2,154 were paid to MKES for the nine months ended September 30, 2022, and included in professional fees on the Statement of Operations. .Operational service fees for the period October 1 to December 31, 2022 were $414, and included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation.

In 2022, the Company also paid office rent, furniture rent and property tax charges to an affiliate. See Note 11.

The accompanying financial statements are not necessarily indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

4.   **RECEIVABLE FROM CLEARING BROKERS**

At December 31, 2022, receivable from the non-affiliated clearing brokers was $109,363 for commission earned and accrued, net of commission expenses.

The deposit with a clearing broker consists of cash on deposit with a third-party clearing broker with whom the Company maintains a prime brokerage clearing agreement.

5.   **EMPLOYEE BENEFIT PLAN**

The Company sponsors a 401K savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the first 4% and 50% of the next 4% of employee's contributions. The Company's contribution was $76,154 for the nine months ended September 30, 2022, which is included in compensation and employee benefits on the accompanying Statement of Operations. Contributions for the period October 1 to December 31, 2022, was $11,871, which is included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation.

6.   **INCOME TAXES**

At December 31, 2022, the Company has a book to tax temporary difference consisting primarily of net operating loss carryforwards ("NOL") of approximately $30,400,000 for income tax purposes, which give rise to deferred tax assets of approximately $7,400,000. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance for the full amount of the deferred tax assets at December 31, 2022. The Company's current and deferred federal, state and local income tax expenses were zero and differs from the expected statutory rate primarily due to the full valuation allowance established on the deferred tax assets for the year ended December 31, 2022. The Company's NOLs, generally, expire in various years from 2023 through 2038, and may be applied against future taxable income. The Company's Federal NOL's for December 31, 2019, 2020, 2021 and 2022 do not expire. The valuation allowance increased approximately $654,000 during the year ended December 31, 2022.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Notes to the Financial Statements
December 31, 2022

7.   **LEASEHOLD IMPROVEMENTS AND FIXED ASSETS**

Details of leasehold improvements and fixed assets are as follows:

			Useful Life
		2022	
Leasehold improvements (note 11)	$	441,637	Terms of lease
Office equipment		25,635	5 years
Furniture and fittings		14,800	7 years
Computer equipment		98,237	5 years
		580,309	
Less: accumulated depreciation and amortization		(580,309)	
	$	-	

Depreciation and amortization expenses for the nine months ended September 30, 2022 amounted to $32,114, which is included in occupancy and equipment on the accompanying Statement of Operations. Depreciation and amortization expenses for the period October 1 2022 to the end of the liquidation was $235,850, which is included in reduction of assets to estimated realization values on the accompanying Statement of Changes in Net Liabilities in Liquidation.

8.   **ACCRUED LIQUIDATION COSTS AND INCOME**

A summary of changes in the carrying value of assets and liabilities to the liquidation basis as of September 30, 2022, follows:

Accrual of estimated operating income to be earned during liquidation	$	548,324
Accrual of estimated operating costs and expenses to be incurred during liquidation		(1,146,453)
Revaluation of leasehold improvements, and fixed assets		(235,850)
The write-down of operating lease liability (see Note 11)		(412,654)
Write-down of prepaid expenses		(31,533)
Accrual of severance salaries to be paid during liquidation		(1,145,272)
Net adjustment of net liabilities to liquidation basis	$	(2,423,438)

Accrual of estimated operating income includes amounts totaling $416,449 for the period October 1 to December 31, 2022, which consists of:

Brokerage commissions (net of foreign withholding tax of $8,104)	$	342,956
Research fees		48,706
Research services - affiliate		2,886
Sundry income		2,029
Interest income		19,872
	$	416,449

Accrual of estimated operating income also includes January 2023 brokerage commissions of $131,875.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Notes to the Financial Statements
December 31, 2022

Accrual of estimated operating costs and expenses, incurred during liquidation, include actual amounts totaling $962,490 for the period October 1, 2022 to January 31, 2023, and estimated amounts totaling $183,963 for the period February 1, 2023 to the end of liquidation. The breakdown is as follows:

		October 1, 2022 to January 31, 2023		February 1, 2023 to end of liquidation		Total
Compensation and employee benefits	$	396,231	$	162,350	$	558,581
Commissions and execution fees		248,816		-		248,816
Occupancy and equipment		103,153		1,499		104,652
Communications/information services		65,098		-		65,098
Professional fees		80,850		12,000		92,850
Research and operational fees - affiliate		7,463		-		7,463
Marketing, travel and entertainment		25,282		-		25,282
Interest expense		25,249		-		25,249
Other		10,348		8,114		18,462
	$	962,490	$	183,963	$	1,146,453

See Note 7 regarding revaluation of leasehold improvements, and fixed assets.

See Note 11 regarding the write-down of operating lease liability.

Prepaid expenses written off at October 1, 2022 include occupancy and equipment of $2,187, communication/information services of $11,924, and other expenses of $17,422.

Accrual of severance salaries includes severance and other benefits paid from October 1, 2022, to the end of liquidation by the Company, to terminated employees, at the date of termination.

9. **OFF-BALANCE-SHEET RISK, CONCENTRATION RICK AND CREDIT RISK**

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should the counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC and SIPC insurance limits. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Notes to the Financial Statements
December 31, 2022

10.   NET CAPITAL

As a registered broker-dealer the Company is subject to the Uniform Net Capital rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $250,000 whichever is greater. At December 31, 2022, the Company had net capital of $428,317, which exceeds the minimum requirement by $178,317. The ratio of aggregate indebtedness to net capital was 4.54 to 1.

11.   COMMITMENTS AND CONTINGENCIES

Office Lease
The Company has an expense sharing agreement with an affiliate, related by common ownership effective to share rent expense. For the nine months ended September 30, 2022, rent expense to the affiliate was $160,074, which is included in occupancy and equipment on the accompanying Statement of Operations. Rent expense for the period October 1 to the end of liquidation amounted to $52,597, which is included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation.

The original lease termination date was September 26, 2027. Due to the Company's plan of liquidation, the agreement with the affiliate was negotiated to terminate no later than June 30, 2025, thereby reducing the operating lease liability approximately 50%. The Company remeasured the operating lease ROU asset due to the planned liquidation to $0. These changes resulted in additional rent expense of $412,654, which is included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation.

The future aggregate minimum rental commitments under the aforementioned expense sharing agreement are as follows:

Year Ending December 31:		
2023	$	203,295
2024		213,293
2025		106,646
Total undiscounted lease payments		523,234
Less imputed interest		(24,835)
Total lease liability	$	498,399

The Company has an agreement with the same affiliate for office furniture. Office furniture leased can be returned to affiliate at any time. Office furniture lease expense totaled $33,441 for the nine months ended September 30, 2022, which is included in occupancy and equipment on the accompanying Statement of Operations. Office furniture lease expense for the period October 1 to the end of liquidation was $11,147, which is included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation.

The Company also was charged property tax expense of $16,915, and office repair and maintenance expense of $10,942, by its same affiliate for the nine months ended September 30, 2022, which is included in occupancy and equipment on the accompanying Statement of Operations. Property tax expense and office repair and maintenance expense for the period October 1 to the end of liquidation was $6,552 and $13,762, respectively, which is included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation.

The total rent expense inclusive of other occupancy charges paid for the nine months ended September 30, 2022 was $295,999, which is included in occupancy and equipment on the accompanying Statement of Operations. The total rent expense for the period October 1 to the end of liquidation was $519,494, which is included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation.

Subordinated Loan
The Company obtained a subordinated loan agreement with its Parent during the year ended December 31, 2020 for a principal amount of $4,200,000 at an interest rate of 3.377% per annum which was in accordance with an agreement approved by FINRA. The loan was for a period of three years due January 31, 2023 and was extended to January 31, 2025. Interest expense related to this loan amounted to $108,577 for the nine months ended September 30, 2022, which is included in interest expense on the accompanying Statement of Operations. Interest expense for the period October 1 to the end of liquidation was $24,611, which is included in accrual of estimated gross operating loss on the accompanying Statement of Changes in Net Liabilities in Liquidation.

Paycheck Protection Program Loan
In March 2021, the Company entered into a Payroll Protection Program (PPP) loan agreement (the "SBA Loan") with Bank of America, NA under the recently enacted Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The Company received total proceeds of $253,035 from the SBA Loan. In accordance with the requirements of the CARES Act, the Company used proceeds from the SBA Loan for payroll and other costs. The loan had a 1.00% interest rate.

All or a portion of the SBA Loan may be forgiven by the SBA upon application by the Company, upon documentation of expenditures in accordance with the SBA requirements. Under the CARES Act, loan forgiveness is available for the sum of documented payroll costs, covered rent payments, and covered utilities during the eight week or at the Company's election 24 week period beginning on the loan origination date, subject to regulations and guidance provided by the United States Treasury.

For purposes of the CARES Act, payroll costs exclude compensation of an individual employee in excess of $100,000, prorated annually. Forgiveness is reduced if fulltime headcount declines, or if salaries and wages for employees with salaries of $100,000 or less annually are reduced by more than 25%.

In the event the SBA Loan, or any portion thereof, is forgiven pursuant to the CARES Act, the amount forgiven is applied to outstanding principal and unpaid interest. The Company applied for full forgiveness of the PPP loan and expects the SBA to approve the forgiveness in full.

Contingency
In the normal course of business, the Company may be a party to legal actions. The outcome of all current matters cannot be determined at this time. It is the opinion of management that the matters will not have a material adverse effect on the Company's financial position.

Liquidity
For the nine months ended September 30, 2022, the Parent contributed additional capital of $1,030,000, and $1,670,000 for the period October 1 to December 31, 2022. The Parent contributed additional capital of $600,000 subsequent to December 31, 2022.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Notes to the Financial Statements
December 31, 2022

12.   EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs k(2)(i) and k(2)(ii) of that Rule.

13.   SUBSEQUENT EVENTS

The Company submitted its broker dealer withdrawal application on February 28, 2023. The application is subject to regulatory approval and generally takes 60 days. The Parent has agreed to provide funding to support the Company until FINRA approves the Company's termination.

Supplemental Schedules

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Schedule I – Computation of Net Capital under SEC Rule 15c3-1
December 31, 2022
(Expressed in United States Dollars)

Total Net Liabilities in Liquidation Per	
Statement of Net Liabilities in Liquidation	$ (3,929,148)
Additions:	
Subordinated loan allowable	4,200,000
Discretionary Bonus	24,358
Paycheck Protection Program loan	253,035
Total	4,477,393
Deductions:	
Non-allowable assets	
Receivable from clearing brokers over 30 days old	104,485
Receivable from affiliate	6,466
Prepaid expenses and other receivables	8,977
Total non-allowable assets	119,928
Net capital	428,317
Net capital requirement (the greater of 6 2/3% of aggregate	
indebtedness of $129,752 or $250,000)	250,000
Excess net capital	$ 178,317
Aggregate indebtedness:	
Operating lease liability	$ 498,399
Estimated disposal and other liquidation costs to be incurred	1,041,864
Estimated operating costs and expenses to be incurred during liquidation basis	160,611
Accounts payable and other liabilities, net of discretionary bonus of $24,358	110,094
Payable to affiliates	135,311
Total aggregate indebtedness	$ 1,946,279
Ratio of aggregate indebtedness to net capital	4.54 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed unaudited amended FORM X-17A-5, Part II-A filing as of December 31, 2022.

See report of independent registered public accounting firm.

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Schedule II – Computation of Determination of Reserve Requirements and
Information Relating to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2022
(Expressed in United States Dollars)

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

HOBERMAN & LESSER

CPAs · ADVISORS · SOLUTIONS

252 West 37th Street, Suite 600 E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Maybank Securities USA Inc.

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) Maybank Securities USA Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R.§240 15c3-3:(2) (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hoberman + Lesser CPA's, LLP

New York, New York
March 24, 2023

MAYBANK SECURITIES USA INC.
(A Wholly Owned Subsidiary of Maybank IBG Holdings Limited)

Exemption Report
Year Ended December 31, 2022
(Expressed in United States Dollars)

Maybank Securities USA Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Maybank Securities USA Inc.

I, Phyllis Chin, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Chief Financial Officer